September 23, 2011 Via EDGAR Mr. Christian Windsor Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

Philip J. Niehoff

Direct Tel +1 312 701 7843

Direct Fax +1 312 706 8180

pniehoff@mayerbrown.com

Re:	Home Loan Servicing Solutions, Ltd.

Registration Statement on Form S-1

File No. 333-172411

Dear Mr. Windsor:

This letter responds on behalf of Home Loan Servicing Solutions, Ltd. (the “Company”) to the Staff’s letter dated September 6, 2011 with respect to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

General Comments

1.	We note that you have identified a number of exhibits that you intend to file at a later date. File the exhibits as soon as possible to facilitate our review of the registration statement.

Response:

The Company will file the exhibits when the agreements have been finalized.

2.	File the report by MIAC as an expert opinion and include the appropriate consent. Refer to Securities Act Rule 436 and Item 509 of Regulation S-K.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Christian Windsor

September 23, 2011

Response:

The Company has deleted references to MIAC in the Registration Statement. Estimates of fair values are stated as management’s estimates or beliefs.

3.	We note your disclosure beginning on page 26. Please provide us with your analysis supporting your disclosure that Home Loan Servicing Solutions is not an investment company under the Investment Company Act of 1940, or is otherwise exempt from the provisions of the Act.

Response:

The Company is not an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), because it is not engaged, nor does it (or will it) hold itself out as being engaged, primarily in the business of investing, reinvesting or trading in securities. The Company will hold itself out and operate as a mortgage servicing company that will be primarily engaged, through its operating subsidiaries, in the business of acquiring mortgage servicing rights (or Rights to MSRs if the Company is not initially able to obtain the necessary approvals and consents to transfer legal ownership of such mortgage servicing rights) and associated servicing advances and engaging one or more high-quality residential mortgage loan servicers to service the mortgage loans underlying the mortgage servicing rights that it acquires. Neither the Company nor its operating subsidiaries will engage in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the Investment Company Act. The Company is a new entity that does not have any such certificates outstanding and it has no intention to issue any such certificates at any time in the future.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is not deemed to be an “investment company” if it (i) neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and (ii) does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Mortgage servicing rights and Rights to MSRs are not investment securities because they are not passive assets that generate a return without the active participation of their owner. The contractual obligation to service mortgage loans cannot be separated from the ownership of the related mortgage servicing rights. If a mortgage servicer fails to perform its servicing obligations, then its ownership of the related mortgage servicing rights is subject to termination in accordance with the terms of the related pooling and servicing agreement. If a mortgage servicer fails to develop a cost-effective servicing platform, or fails to hire one or more cost-effective and competent third party subservicers to perform its servicing obligations, then the mortgage servicer’s net income from its mortgage

Mayer Brown LLP

Christian Windsor

September 23, 2011

servicing rights will be reduced or potentially eliminated, and the mortgage servicer’s earnings from operations may be reduced or potentially may be negative.

Upon the Company’s acquisition of the Initial Mortgage Servicing Rights, the Company will initially engage Ocwen Loan Servicing to subservice the mortgage loans that it is obligated, or intends to be obligated, to service; however, at all times the Company will retain the obligation to make any servicing advances that are required to be made by the servicer under the related pooling and servicing agreements. To achieve its expected returns, the Company, acting through its subsidiary HLSS Management, LLC, will actively oversee and monitor Ocwen Loan Servicing’s servicing of the mortgage loans relating to the mortgage servicing rights and Rights to MSRs that the Company owns. Under the Subservicing Agreement:

•

Ocwen Loan Servicing will be required to provide the Company access to information regarding the current status and performance of the underlying mortgage loans, its servicing platform and other related financial systems. The Company will use this information to ensure that it fulfills its duties and obligations as servicer in accordance with the pooling and servicing agreements and applicable governmental rules and regulations governing the servicing of mortgage loans.

•

Ocwen Loan Servicing will not be permitted to make any material change in its servicing of the mortgage loans underlying the mortgage servicing rights that the Company owns, including any material changes to its advance policies or stop advance policies and procedures, without the prior consent of the Company.

•

The Company will have the right to assume any servicing responsibilities with respect to a pooling and servicing agreement related to the mortgage servicing rights that it owns, subject to the terms of the related pooling and servicing agreement and Ocwen Loan Servicing’s right to earn and receive its subservicing fees.

•

The Company may direct Ocwen Loan Servicing to institute changes to its loss mitigation programs and procedures so as to enable the Company to comply with applicable laws or governmental programs or directions received pursuant to the related pooling and servicing agreements.

See “The Proposed Business—Description of Subservicing Agreement—Subservicing Obligations.” If Ocwen Loan Servicing fails to perform its subservicing obligations, the Company will have the right to terminate Ocwen Loan Servicing as subservicer and engage another qualified subservicer. Ocwen Loan Servicing’s

Mayer Brown LLP

Christian Windsor

September 23, 2011

failure to perform as subservicer does not relieve the Company of its obligations as servicer. As a result, the Company’s mortgage servicing rights may be terminated if the Company is unable to perform those obligations or if it is unable to engage one or more new third party subservicers to perform those obligations.

The Company, as the servicer of the mortgage servicing rights that its owns, will also have the obligation of funding any required servicing advances pursuant to the terms of the related pooling and servicing agreements. The contractual obligation of a servicer to make servicing advances is an unseverable part of its duties as servicer. The Company will not delegate these duties to Ocwen Loan Servicing as subservicer. The failure of the Company to perform its obligations to make servicing advances will result in a servicer termination event or servicer event of default, which will expose the Company to (i) a total loss of the value of any related mortgage servicing rights and (ii) possible indemnification payments by the Company to Ocwen Loan Servicing for any losses experienced by Ocwen Loan Servicing as a result of such servicer termination event or servicer event of default.

All servicing advances made or purchased by the Company will be purchased by its subsidiary, HomEq Servicer Advance Receivables Trust 2010-ADV1 (the “Trust”). The Trust has been structured to comply with Rule 3a-7 of the Investment Company Act, and will only make or purchase servicing advances related to the mortgage servicing rights and Rights to MSRs.

To achieve its goals for profitability, the Company must exercise its powers to actively oversee and monitor Ocwen Loan Servicing’s servicing of the mortgage loans relating to the mortgage servicing rights and Rights to MSRs that the Company owns. To that end, the management team employed by HLSS Management, LLC, a subsidiary of the Company, has been chosen for its experience in and knowledge of the mortgage servicing business. See “Management—Executive Officers and Directors.” The ability of the Company to achieve its earnings and dividend targets depends on it actively overseeing and monitoring the servicing activities of Ocwen Loan Servicing. For example, material changes in Ocwen Loan Servicing’s customary servicing practices, which must be approved by the Company, could have a material impact on the Company’s servicing advancing obligations, which in turn could have a material impact on the Company’s earnings and profitability.

At the time of the offering, the Company will not have obtained the consents needed to acquire ownership of the Initial Mortgage Servicing Rights. During the period while these consents are being obtained, the Company will own Rights to MSRs, which have been structured to provide the Company with all of the rights and obligations associated with the ownership of the related mortgage servicing rights, including preserving the Company’s obligation to fund servicing advances that are

Mayer Brown LLP

Christian Windsor

September 23, 2011

required to be made by the servicer under the related pooling and servicing agreements. All of the Company’s rights to monitor, direct and control Ocwen Loan Servicing’s servicing of the mortgage loans related to the Initial Mortgage Servicing Rights and its obligation to fund related servicing advances will apply to the Rights to MSRs during the period that the required approvals and consents to transfer ownership of the Initial Mortgage Servicing Rights to the Company are being obtained.

Specifically, prior to the transfer of full ownership of the Initial Mortgage Servicing Rights to the Company:

•

Ocwen Loan Servicing will be required to provide the Company access to information regarding the current status and performance of the underlying mortgage loans, its servicing platform and other related financial systems. The Company will use this information to ensure that Ocwen Loan Servicing fulfills its duties and obligations as servicer in accordance with the pooling and servicing agreements and applicable governmental rules and regulations governing the servicing of mortgage loans.

•

Ocwen Loan Servicing will not be permitted to make any material change in its servicing of the mortgage loans underlying the Initial Mortgage Servicing Rights, including any material changes to its advance policies or stop advance policies and procedures, without the prior consent of the Company.

•

The Company will have the right to assume any servicing responsibilities with respect to a pooling and servicing agreement related to the Initial Mortgage Servicing Rights, subject to the terms of the related pooling and servicing agreement and Ocwen Loan Servicing’s right to earn and receive its servicing fees.

•

The Company may require Ocwen Loan Servicing to institute changes to its loss mitigation programs and procedures in order to comply with applicable law, governmental programs or directions received pursuant to the related pooling and servicing agreements.

•

The Company will be required to purchase from Ocwen Loan Servicing all servicing advances that are required to be made, provided that such servicing advances are made in accordance with Ocwen Loan Servicing’s customary advance and stop advance policies and procedures. The Company will actively monitor compliance with these policies and procedures to ensure that servicing advances are properly made.

Mayer Brown LLP

Christian Windsor

September 23, 2011

See “The Proposed Business—Description of Purchase Agreement—Pre-Transfer Servicing Matters.” Through the exercise of these rights, the Company’s management will control and actively participate in the servicing by Ocwen Loan Servicing of the Rights to MSRs in the same way that they intend to control and actively participate in the subservicing by Ocwen Loan Servicing of the Initial Mortgage Servicing Rights. If Ocwen Loan Servicing fails to perform its duties as servicer of Rights to MSRs during the period that the required approvals and consents to transfer ownership of the Initial Mortgage Servicing to the Company are being obtained, then the Company will have the right to direct Ocwen Loan Servicing to transfer the related mortgage servicing rights to another qualified servicer who will continue to service such Right to MSRs while the Company continues to pursue obtaining the approvals and consents needed for it to own the related mortgage servicing rights. If the Company is unable to cause the transfer of the mortgage servicing rights to another servicer for value, then the mortgage servicing rights may be terminated and the Company will lose its investment in the related Rights to MSRs. This is the same economic risk borne by the Company as the owner of mortgage servicing rights if it is unable to engage a new subservicer following a breach by Ocwen Loan Servicing of its obligations as subservicer.

As previously noted, the Company will purchase and finance the servicing advances associated with the Rights to MSRs during the period that the required approvals and consents to transfer ownership of the Initial Mortgage Servicing Rights to the Company are being obtained, as described in further detail under “The Proposed Business—Description of Purchase Agreement—Pre-Transfer Servicing Matters.” If the Company fails to purchase the servicing advances that Ocwen Loan Servicing is required to make during such period, Ocwen Loan Servicing may elect not to use its own funds to continue to make servicing advances related to the Rights to MSRs, and its failure to make these servicing advances may result in a servicer termination event or servicer event of default for the related mortgage servicing rights, which will expose the Company to (i) a total loss of the value of such Rights to MSRs and (ii) possible indemnification payments by the Company to Ocwen Loan Servicing for any losses experienced by Ocwen Loan Servicing as a result of such servicer termination event or servicer event of default.

For the reasons outlined above, the Company is not an investment company under the Investment Company Act.

Cover Page

4.

We note that you have listed the number of shares you are offering in response to comment 2 of our letter dated April 6, 2011. Refer to the second sentence of comment 2 as you review the entire prospectus to update and include any

Mayer Brown LLP

Christian Windsor

September 23, 2011

amounts that are contingent on the number of shares being offered. In particular, please fill in the table on the cover page and the information in Use of Proceeds.

Response:

The Company has revised the Registration Statement to include amounts contingent upon the number of shares being offered, to the extent such amounts can be determined as of the filing date of Amendment No. 3. All other amounts contingent upon the number of shares being offered will be included in a subsequent amendment to the Registration Statement.

Prospectus Summary

Our Company, page 1

5.	We note your response to comment 7 of our letter dated April 6, 2011. Please note that you will be required to include this information prior to any distribution of the prospectus.

Response:

Noted.

6.	We note that you have changed the structure of the transaction from acquiring mortgage servicing rights to acquiring the rights to receive the mortgage servicing fees. We also note that the lack of consents appears to be to your advantage, since, prior to the transfer, Ocwen Loan Servicing will be obligated to service the mortgage loans but will not receive the monthly servicing fee until after ownership of the Initial Mortgage Servicing Rights is transferred to you. Please provide additional detail regarding all fees and the division of all cash flows from the pool of mortgage servicing rights during any period in which Home Loan Servicing Solution is not the owner of the mortgage servicing rights.

Response:

The Company has revised the Registration Statement to clarify that Ocwen Loan Servicing will be compensated for its services before ownership of the Initial Mortgage Servicing Rights is transferred to the Company.

The Acquisition of the Initial Purchased Assets, page 3

7.	We note your disclosure on page 4 that one of the rating agencies from whom a rating confirmation is required has indicated that it would not provide a

Mayer Brown LLP

Christian Windsor

September 23, 2011

confirmation primarily because you are a newly formed entity with no demonstrated operating history. Please tell us whether the rating agency indicated a time frame when they would be willing to consider issuing the confirmation based on your operating history and please provide management’s view as to how long this could potentially take.

Response:

The rating agency declined to provide to the Company’s management a time frame under which it would be willing to consider issuing the confirmation. The Company’s management speculates, based on the tenor of the discussions with the rating agency, that it could be at least six months to one year before the rating agency will consider issuing a confirmation of its ratings of the underlying mortgage-backed securities. The Company has added disclosure here and in other places in the Registration Statement of the amount of time that it may take to obtain the confirmation from the rating agency.

Summary Consolidated Financial Data, page 12

8.	We note that your presentation of the unadjusted balance sheet data giving effect to the completion of the Offerings and the Initial Acquisition as if they had been completed at June 30, 2011 is incomplete. Please revise your narrative description on page 12 and the unadjusted balance sheet presentation on page 13 to include quantitative information as well as detailed explanations of the components of each adjustment.

Response:

The Company has revised the unadjusted balance sheet and the related narrative contained in the Registration Statement to give effect to the completion of the Offerings and the Initial Acquisition as if they had been completed at June 30, 2011.

Risk Factors

Regulatory scrutiny regarding foreclosure processes, page 30

9.	We reissue comment 13 of our letter dated April 6, 2011. Where the impact of a law is subjective, please include management’s view of the overall impact of changes in the law upon your ability to operate. Make consistent changes to your Management’s discussion, including a more detailed presentation, if necessary.

Response:

Mayer Brown LLP

Christian Windsor

September 23, 2011

The Company has revised the Registration Statement to include management’s view with respect to the impact of changes in law on the Company’s ability to operate.

10.	Either in this risk factor or in another risk factor, discuss the impact of lengthening the period that homes are in foreclosure upon your cash flows, including the need to use cash to advance payments and the timing of incoming cash flows, including fees. For instance, please refer to the impact on the cash flows on the assets that you intend to purchase from Ocwen.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

We will be required by Section 404 of the Sarbanes-Oxley Act…, page 35

11.	We reissue comment 9 of our letter dated April 6, 2011 with respect to the heading of this risk factor. Your revised risk factor should discuss any factors that management believes may result in the determination that you have a material weakness.

Response:

The Company has revised the heading of this risk factor as requested and has revised the risk factor in response to the Staff’s comment.

The Concurrent Private Placement, page 40

12.	We note your response to comment 17 of our letter dated April 6, 2011. Please file a form of Mr. Erbey’s lock-up agreement as an exhibit to your prospectus.

Response:

Mr. Erbey will enter into a lock-up agreement with the underwriters; the Company will not be a party to this agreement. The form of lock-up agreement will be included as an exhibit to the underwriting agreement and will be filed with the underwriting agreement when it is filed as an exhibit to the Registration Statement. Mr. Erbey’s lock-up agreement is not a material agreement as such term is used in Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 41

13.	We note that you have referred readers of the prospectus to MD&A for a description of certain information that is required to be included in this section.

Mayer Brown LLP

Christian Windsor

September 23, 2011

Please refer to Item 504 of Regulation S-K and revise your disclosure as appropriate to include all of the information that is required to be included in this section.

Response:

Prior to the Company’s acquisition of the initial Mortgage Servicing Assets, Ocwen Loan Servicing intends to repay approximately $15 million of the Class D Term Notes outstanding under the advance financing facility. No portion of the proceeds from the Offerings will be used to repay amounts outstanding under the advance facility on the closing date. As a result, no additional disclosure is required under Item 504 of Regulation S-K and the cross-reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations has been deleted from the Use of Proceeds section of the Registration Statement.

Capitalization, page 43

14.	Please revise your capitalization table to include quantitative information as well as detailed explanations of the components of each adjustment.

Response:

The Company has revised the capitalization table to include the requested quantitative information and a detailed explanation of the components of each adjustment.

Management’s Discussion and Analysis of Financial Condition, page 49

15.	Revise this section to discuss management’s view of the impact of proposed regulation, including the risk retention requirements proposed by the OCC and other regulators upon both your ability to generate free cash flow in order to meet your dividend payment targets, and upon the pricing of mortgage servicing rights.

Response:

The proposed risk retention regulations apply to issuances of asset-backed securities. The Company has not issued and will not issue asset-backed securities in the future. The securities issued by the Company, including the shares being registered under the Registration Statement, are not collateralized by self-liquidating financial instruments. Asset-backed securities collateralized by servicing advances and issued by its subsidiary, HomEq Servicer Advance Facility Transferor, LLC, through one or more asset-backed securities issuance vehicles will comply with any applicable risk retention rules. The Company does not believe that compliance with any other

Mayer Brown LLP

Christian Windsor

September 23, 2011

regulations applicable to the Company or its subsidiaries proposed by the OCC or other regulators will impact the Company’s ability to generate sufficient cash flow to meet its dividend payment targets and purchase additional mortgage servicing rights.

16.	Revise your Management’s Discussion to present management’s view, including supporting evidence, of the size of the transfer market for mortgage servicing rights. In particular, please discuss actual sales of mortgage servicing rights. Discuss the extent to which management has had any negotiations with entities other than Ocwen to purchase mortgage servicing rights.

Response:

The Company has revised the Registration Statement to include management’s view of the size of the transfer market for mortgage servicing rights and included a cross-reference to the “The Mortgage Servicing Industry” section of the Prospectus, which contains a more thorough discussion of the historical size of this market.

Sales of sub-prime and Alt-A mortgage servicing rights are done on a private basis and are not typically publicly reported. The Company is aware of transactions that involve purchases by Ocwen, but because of the lack of public disclosure of other transactions, it is difficult to know whether those transactions are representative of other transactions in the marketplace. The Company has, therefore, not included a listing of recent transactions.

17.	Revise your disclosure to discuss management’s view of your long term operating strategy. In particular, discuss how HLSS will operate as the outstanding principal amounts of the mortgages underlying your servicing rights continue to decline. Also, discuss management’s view of the total outstanding principal amount outstanding that you require in order for your business to be sustainable.

Response:

The Company has revised the Registration Statement to include management’s view of the Company’s long term operating strategy.

The Staff had requested that the Company include the total outstanding principal amount of mortgages underlying its mortgage servicing rights that the Company requires in order for its business to be sustainable. As a large portion of the Company’s expenses are variable, it could reduce expenses, as necessary, in order to continue its business for many years, even if it did not acquire any additional mortgage servicing rights. As a result, it is difficult to determine with a sufficient degree of certainty the minimum principal amount of outstanding mortgages

Mayer Brown LLP

Christian Windsor

September 23, 2011

underlying its mortgage servicing rights that the Company would have to own in order to “sustain” its business. The Company has, instead, revised the disclosure to state that if it did not acquire any additional mortgage servicing rights within the first five years following the initial public offering, it would likely reevaluate its long-term business strategy to determine an appropriate course of action, which could include the sale of its Mortgage Servicing Assets and the liquidation of the Company.

18.	Revise your disclosure to clarify how you intend to finance the acquisition of the initial mortgage servicing rights portfolio or any subsequent financing of a portfolio pools. We note your reference to matched funding, presumably from your financing facility. To the extent that you intend to rely upon this facility, please address management’s view of the adequacy of the facility to finance the acquisition of the pool and to meet your needs to fund advances for cash flows payable to the underlying owners of the mortgage assets. Please also address management’s view of the need for additional advances in the event that the underlying mortgages undergo additional credit dislocation as a result of weakness in the overall economy.

Response:

The Company has revised the Registration Statement to supplement the current disclosure. The financing facility can be used only to finance advances – it cannot be used to finance the acquisition of mortgage servicing rights.

Significant Assets and Liabilities – Mortgage Servicing Assets, page 54

19.	We note your disclosure on page 49 that you generally intend to value and account for the related Rights to MSRs and any Initial Mortgage Servicing Rights you may own in the future in a similar fashion. We also note your disclosure on page 55 that your valuation of these assets is made without regard to the owner of the Mortgage Servicing Assets, and that you do not anticipate that this valuation would change when legal ownership of any Initial Mortgage Servicing Rights are transferred to you. Please provide us with an accounting analysis that details all of the facts and circumstances and the specific accounting guidance that you considered to support your conclusion that these assets should be valued and accounted for in the same manner.

Response:

ASC 820, Fair Value Measurements and Disclosures, provides the measurement framework for determining the fair value of mortgage servicing assets. Using that framework, the Company will estimate the fair value of the Rights to MSRs by

Mayer Brown LLP

Christian Windsor

September 23, 2011

calculating the present value of expected future cash flows utilizing assumptions that are believed to be used by market participants. The most significant assumptions used in the valuation will be the speed at which mortgage loans prepay and delinquency experience, both of which will be derived from available market data. Other assumptions used in the valuation will be:

•	cost of servicing;

•	interest rate used for computing float earnings;

•	discount rate;

•	compensating interest expense;

•	interest rate used for computing the cost of servicing advances; and

•	collection rate of other ancillary fees.

The significant components of the estimated future cash inflows for the Rights to MSRs include servicing fees, late fees, prepayment penalties, float earnings and other ancillary fees. Significant cash outflows include the cost of servicing, the cost of financing servicing advances and compensating interest payments. Prepayment speeds and delinquency assumptions are derived from historical experience adjusted for prevailing market conditions. The discount rate reflects market expectations, and external market-based assumptions are used in determining the interest rate for the cost of financing advances, the interest rate for float earnings and the cost of servicing.

The agreements that convey the Rights to MSRs to the Company are structured to provide the same economic benefits as the Initial Mortgage Servicing Rights. Accordingly, the inputs used and assumptions made to determine the initial fair value and subsequent amortized value for Rights to MSRs would be identified and applied in the same manner as the Initial Mortgage Servicing Rights.

The value of the Rights to MSRS to a third party purchaser is substantially the same as the value of the Initial Mortgage Servicing Rights since any third party purchaser that receives the necessary rating agency and other third party approvals and consents would receive the full ownership of the Initial Mortgage Servicing Rights. The Company intends to purchase the Rights to MSRs at a price that will be based on an independent valuation of the Initial Mortgage Servicing Rights with no adjustment for the fact that the approvals and consents necessary to transfer ownership of the Initial Mortgage Servicing Rights to the Company may not have been obtained at the date of acquisition. Once such approvals and consents are obtained, legal title to the

Mayer Brown LLP

Christian Windsor

September 23, 2011

mortgage servicing rights will be transferred to the Company for no additional consideration.

As previously indicated, the Purchase Agreement and the sale supplement related to the Initial Mortgage Servicing Rights provides that each of the Company and Ocwen Loan Servicing will have certain rights and obligations with respect to the pooling and servicing agreements related to those Initial Mortgage Servicing Rights for which the necessary approvals and consents to transfer legal ownership to the Company have not been obtained. These rights and obligations are structured to replicate the respective economic benefits and rights and obligations that would be in effect if legal title to such Initial Mortgage Servicing Rights had been transferred to the Company and Ocwen Loan Servicing was servicing the underlying mortgage loans pursuant to the Subservicing Agreement and the related subservicing supplement.

The Purchase Agreement and the Subservicing Agreement are structured to provide the same economic benefits to the Company as owner of the Rights to MSRs that it would have as the legal owner of the related Initial Mortgage Servicing Rights. In addition, the intent of the Initial Acquisition is to sell the Initial Mortgage Servicing Rights to the Company, with legal title being retained by Ocwen Loan Servicing only during the period when the approvals and consents necessary to transfer legal ownership of the Initial Mortgage Servicing Rights to the Company have not been obtained (precluding sale accounting by Ocwen Loan Servicing).

The Company also believes the accounting for a contract to service financial assets is not affected by how the rights to service the financial assets were obtained. Whether a contract to service financial assets results from an outright sale or securitization of the transferred assets or from a purchase or assumption of the rights to service, the accounting is the same for contracts to service financial assets that a servicer or its consolidated affiliates do not own.

The Company believes it is appropriate for it to account for the Rights to MSRs as if they were mortgage servicing rights. This conclusion is supported under ASC 860-50-25-1(c), which indicates that “an entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations…including an acquisition of a servicing obligation that does not relate to financial assets of the servicer or its consolidated affiliates included in the financial statements being presented.” The financial assets being serviced in connection with the Initial Acquisition are the underlying mortgage loans that are owned by various securitization trusts. Neither the Company nor Ocwen Loan Servicing has ownership interests in or consolidates such securitization trusts in their consolidated financial statements.

Mayer Brown LLP

Christian Windsor

September 23, 2011

The Company therefore concludes that it should account for the Rights to MSRs in the same fashion it would account for the legal ownership of the Initial Mortgage Servicing Rights. Accordingly, the Company will initially recognize an intangible asset, Rights to MSRs, and apply the amortization method to account for such Rights to MSRs. Under the amortization method of accounting, the Company will initially record the Rights to MSRs at their acquisition date fair value, amortize them each period based on the proportion of estimated net servicing income realized in the current period to the total estimated net servicing income to be realized over their life and test them for impairment based on their fair value at the end of each fiscal quarter. The Company will adjust amortization prospectively in response to changes in estimated projections of future cash flows.

The Proposed Business

Our Business Model, page 74

20.	We note your disclosure on page 75 that you expect servicing fees you receive and the fee expenses you incur will result in a consistent gross servicing margin percentage of 39 basis points of the unpaid principal balance of the mortgage loans related to your Mortgage Servicing Assets. We also note your disclosure on page 77 that the initial mortgage servicing rights entitle you to 50 basis points on the unpaid principal balance of the mortgage loans serviced and that you will pay Ocwen a monthly base fee equal to 12% of the servicing fee revenue the servicer collects for that month as well as a performance based incentive fee to the extent the servicing fee revenue that the servicer collects for a given month exceeds the retained fee, which is an amount initially equal to 39 basis points of the average unpaid principal balance of the mortgage loans serviced. Please revise your disclosure throughout the filing to provide additional clarity describing how you calculated gross margin and in particular, how you will be able to consistently generate a gross margin of 39 basis points in light of the aforementioned fees.

Response:

The Company has revised the Registration Statement to provide additional clarity regarding the calculation of the base fee, retained fee and gross servicing margin.

Legal Proceedings, page 96

21.	We note your response to comment 34 of our letter dated April 6, 2011. Your disclosure states that there is no “litigation” currently pending. Revise to state, if true, that there are no “legal proceedings” currently pending. Refer to Item 103 of Regulation S-K.

Mayer Brown LLP

Christian Windsor

September 23, 2011

Response:

The Company has revised the Registration as requested.

Management

Director Independence, page 99

22.	We note your response to comment 37 of our letter dated April 6, 2011. Please explain why you are unable to make a determination as to the independence of each board member until the completion of the offering.

Response:

The independence determination will be made by the Board of Directors following the appointment of the other directors by Mr. Erbey. The other directors will be appointed prior to the distribution of the prospectus.

Director Compensation, page 102

23.	Please tell us how you determined the annual retainer and additional payments listed on page 154 given the fact that you do not have an operating history.

Response:

The compensation of the Company’s directors was established by Mr. Erbey and, with the exception of the Chairman of the Board and as described in the rest of this paragraph, is equal to the compensation currently paid to Ocwen’s directors. Ocwen provides equity compensation to its officers and directors while the Company does not, so the $45,000 annual award of equity compensation to Ocwen’s directors is being replaced with an annual payment of $45,000 in cash to the Company’s directors. Mr. Erbey determined that he should receive, in addition to an annual cash payment, an annual retainer of $50,000 for serving as Chairman of the Board.

Executive Compensation

Elements of Compensation, page 103

24.	We note your disclosure on page 158 that executive officer base salaries were determined in part by what those executive officers were paid by Ocwen. Please expand your disclosure to describe how the salaries were adjusted from the salaries paid by Ocwen and the basis for each adjustment.

Mayer Brown LLP

Christian Windsor

September 23, 2011

Response:

The Company has revised the Registration Statement to expand the disclosure as requested.

Certain Relationships and Related Party Transactions, Purchase Agreement, page 109

25.	We note your disclosure that you will pay Ocwen Loan Servicing a monthly base fee equal in the aggregate to 12% of the servicing fee revenue recognized for that month with respect to the Initial Mortgage Servicing Rights. Please revise to provide the anticipated dollar value involved in the transaction, based on past performance of the mortgage servicing assets. Please make corresponding revisions to your disclosure regarding the Subservicing Agreement.

Response:

The Company has revised the Registration Statement to show the amount of the base fee as if it had been calculated for the month ended June 30, 2011.

Subservicing Agreement, page 109

26.	We note your disclosure that Ocwen Loan Servicing will receive a monthly performance based incentive fee to the extent the servicing fee revenue for a given month exceeds the retained fee. Please revise to disclose the amount of this fee immediately upon consummation of the agreement.

Response:

The Company has revised the Registration Statement to include the amount of the performance based incentive fee, assuming that the retained fee was 39 basis points, as if it had been calculated for the month ended June 30, 2011.

Ocwen Professional Services Agreement, page 110

27.	We note your disclosure that the fees you charge Ocwen Loan Servicing will be based on the actual costs you incur plus an additional markup to be agreed by the parties. Please provide more information regarding the fees to be charged, and please tell us when the additional markup will be agreed upon by the parties. Please make corresponding revisions to your disclosure regarding the Altisource Administrative Services Agreement.

Mayer Brown LLP

Christian Windsor

September 23, 2011

Response:

The Company has revised the Registration Statement to include additional information regarding the fees to be charged to Ocwen Loan Servicing, and the Company notes that these agreements have not been finalized at this time.

Material Cayman Islands and United States Federal Income Tax Considerations, page 121

28.	Revise this section to discuss how a shareholder makes a QEF election, including the timelines for making the election with regard to shares acquired in the initial offering of your shares.

Response:

The Company has revised the Registration Statement to include the requested disclosure.

29.	Revise this section to discuss the tax treatment for shareholders in the event that you are not treated as a PFIC.

Response:

The Company has revised the Registration Statement to discuss the tax treatment of the Company’s shareholders in the event the Company is not treated as a PFIC.

Taxation of the Issuer, page 122

30.	We note your disclosure that you do not expect to be treated as engaged in a trade or business in the United States and thus do not expect to be subject to U.S. federal income taxation. Please revise your disclosure to explain in detail why you do not believe that you will be treated as engaged in a trade or business in the United States including an analysis of your status prior to the receipt of the third party consents that will enable you to obtain the Initial Mortgage Servicing Rights. Further, please provide your analysis as to how the assemblage of your executive management team from Ocwen will not constitute a transfer of workforce in place, and whether you are subject to section 367(d) of the tax code.

Response:

The Registration Statement has been revised to include the requested disclosure. The members of the Company’s executive management team are at-will employees of Ocwen. Ocwen will not be compensated when such individuals resign and begin working for the Company. Accordingly, the Company is not purchasing workforce in place. In addition, the Company is not paying Ocwen stock consideration for the

Mayer Brown LLP

Christian Windsor

September 23, 2011

transfer of employees. For this reason, Internal Revenue Code Sections 351 and 361, and therefore Section 367(d), do not apply.

Enforceability of Civil Liabilities, page 126

31.	Substitute “in the Cayman Islands” for “in each respective jurisdiction,” or else identify the other jurisdiction to which you refer, in the last bulleted statement regarding whether Cayman Islands courts would entertain original actions against you or your officers and directors predicated upon the securities laws of the United States.

Response:

The Company has revised the Registration Statement to modify the bulleted statement as requested.

*    *    *     *

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

Philip J. Niehoff

cc:	Michael J. McElroy, Home Loan Servicing Solutions Ltd.

Erin Purnell, Securities and Exchange Commission

Benjamin Phippen, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Jon Van Gorp, Mayer Brown LLP

Danielle Carbone, Shearman & Sterling LLP